Exhibit 99.1

Home Inns to Hold 2014 Annual General Meeting on November 18, 2014

Shanghai, September 29, 2014 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns” or “the Company”), a leading economy hotel chain in China, today announced that it will hold its 2014 annual general meeting of shareholders at Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong on November 18, 2014 at 10:00 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on October 10, 2014 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company’s website at http://english.homeinns.com. Home Inns has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission. Home Inns’ Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the company’s annual report, free of charge, by contacting IR Department, Home Inns & Hotels Management Inc., No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China, telephone: +86-21-3337-3333*3872, fax: +86 21 6483-5665, email: ir@homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3337-3333*3872
Email: zjruan@homeinns.com

Cara O’Brien
FTI Consulting
Tel: + 852-3768-4537
Email: cara.obrien@fticonsulting.com